Filed Pursuant to Rule 424(b)(3)
Registration No. 333-249070

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 12, 2021

TO THE PROSPECTUS DATED FEBRUARY 12, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 12, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide an update on BREIT’s portfolio;
•	to disclose the transaction price for each class of our common stock as of March 1, 2021;
•	to disclose the calculation of our January 31, 2021 NAV per share for all share classes; and
•	to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

For the month ended January 31, 2021, BREIT’s Class S NAV per share increased $0.11, from $11.59 as of December 31, 2020 to $11.70 as of January 31, 20211. This price movement was driven by increases in the value of our multifamily, industrial and net lease properties, as well as mark-to-market increases in our real estate debt portfolio.

Overall, we continue to expect the path to a full economic recovery will be uneven and vary by sector. BREIT’s real estate portfolio continues to demonstrate strong performance as a result of its concentration in our highest conviction investment themes (88% of real estate portfolio is concentrated in multifamily, industrial and net lease).

We recently completed several investments in high-quality assets consistent with those in our existing portfolio. As an example, in January, BREIT and LBA Logistics (“LBA”) closed on the recapitalization of two industrial portfolios owned by LBA comprising $1.6 billion of gross value. BREIT acquired an approximately 60% combined interest across both portfolios, and LBA’s investment fund and its investors retained the balance. The portfolios comprise 71 high-quality industrial assets totaling 9.5 million square feet located predominantly in last mile locations in West Coast markets. This transaction further orients BREIT’s real estate portfolio toward the industrial sector.

In addition, 100% of distributions for the year ended December 31, 2020 were characterized as return of capital for federal income tax purposes.

For more information on our Net Asset Value Calculation and Valuation Guidelines, please refer to page 183 of the Prospectus.

March 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2021 (and repurchases as of February 28, 2021) is as follows:

[1]	BREIT’s Class I NAV per share increased from $11.55 to $11.67, BREIT’s Class T NAV per share increased from $11.38 to $11.49 and BREIT’s Class D NAV per share increased from $11.42 to $11.53.

Transaction Price (per share)
Class S	$11.6987
Class I	$11.6657
Class T	$11.4940
Class D	$11.5267

The March 1 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2021. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

January 31, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since January 31, 2021 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2021 ($ and shares in thousands):

Components of NAV	January 31, 2021
Investments in real estate	$37,909,054
Investments in real estate debt	4,642,677
Investments in unconsolidated entities	1,237,226
Cash and cash equivalents	289,699
Restricted cash	779,014
Other assets	964,670
Mortgage notes, term loans, and revolving credit facilities, net	(19,736,286)
Secured financings on investments in real estate debt	(2,185,507)
Subscriptions received in advance	(590,797)
Other liabilities	(843,978)
Accrued performance participation allocation	(45,308)
Management fee payable	(23,215)
Accrued stockholder servicing fees (1)	(6,859)
Non-controlling interests in joint ventures	(273,945)
Net asset value	$22,116,445
Number of outstanding shares/units	1,896,071

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2021, the Company has accrued under GAAP $[627.0] million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2021 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$8,472,952	$11,256,563	$535,950	$1,525,646	$325,334	$22,116,445
Number of outstanding shares/units	724,267	964,930	46,629	132,357	27,888	1,896,071
NAV Per Share/Unit as of January 31, 2021	$11.6987	$11.6657	$11.4940	$11.5267	$11.6657

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(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.4%	5.2%
Industrial	6.5%	5.3%
Net lease	7.3%	6.8%
Hotel	9.3%	9.7%
Self Storage	7.3%	6.2%
Retail	7.7%	6.6%
Office	7.6%	6.2%

____________

(1)	Multifamily includes student housing and manufactured housing

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Multifamily	Industrial	Net Lease	Hotel	Self Storage	Retail	Office
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+1.6%	+1.8%	+1.8%	+1.8%	+1.8%	+1.9%
(weighted average)	0.25% increase	(1.9%)	(2.3%)	(1.7%)	(1.8%)	(1.8%)	(1.8%)	(1.9%)
Exit Capitalization Rate	0.25% decrease	+3.2%	+2.9%	+2.1%	+1.4%	+2.4%	+2.3%	+2.8%
(weighted average)	0.25% increase	(3.0%)	(3.5%)	(1.9%)	(1.4%)	(2.2%)	(2.1%)	(2.6%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of December 31, 2020 ($ and shares in thousands):

Components of NAV	December 31, 2020
Investments in real estate	$37,671,984
Investments in real estate debt	4,566,306
Investments in unconsolidated entities	855,185
Cash and cash equivalents	333,388
Restricted cash	711,135
Other assets	836,239
Mortgage notes, term loans, and revolving credit facilities, net	(20,024,734)
Secured financings on investments in real estate debt	(2,140,993)
Subscriptions received in advance	(508,817)
Other liabilities	(757,920)
Accrued performance participation allocation	(192,648)
Management fee payable	(22,253)
Accrued stockholder servicing fees (1)	(6,589)
Non-controlling interests in joint ventures	(270,030)
Net asset value	$21,050,253
Number of outstanding shares/units	1,821,889

_____________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2020, the Company has accrued under GAAP $605.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2020 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$8,144,540	$10,712,085	$523,046	$1,417,854	$252,728	$21,050,253
Number of outstanding shares/units	702,853	927,080	45,943	124,141	21,872	1,821,889
NAV Per Share/Unit as of December 31, 2020	$11.5878	$11.5547	$11.3847	$11.4213	$11.5547

_____________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $24.0 billion in shares of common stock, consisting of up to $20.0 billion in shares in our primary offering and up to $4.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we have not sold any shares in the Offering. As of January 31, 2021, our aggregate NAV was $22.1 billon. We intend to continue selling shares in the Offering on a monthly basis.